Mail Stop 3561

May 29, 2007

Richard P. Kundrat
Chief Executive Officer
Nuvim, Inc.
12 North State Route 17
Paramus, NJ 07652

> Re: **Nuvim, Inc.**
> **Amendment No. 3 to Registration Statement on Form SB-2**
> **Filed May 3, 2007**
> **File No. 333-138129**

Dear Mr. Kundrat:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form SB-2

Selling Stockholders, page 12

1. We note your response to prior comment 1 of our letter dated February 2, 2007, however, some of your disclosure continues to be inconsistent with respect to the number of shares that are being registered for re-sale in this offering. Specifically, the amounts you refer to in the first paragraph of this discussion exceed 4,769,737 shares and the amounts in the third column of the selling stockholder table would also seem to exceed 4,769,737, notwithstanding the fact that you indicate otherwise in the row entitled "Total." Please revise or advise.

Summary Compensation Table, page 42

2. We note on page 48 that Mr. Vesey accepted shares in lieu of salary and his 2005 bonus. Your disclosure is unclear as to whether the forgone salary was for compensation earned in the 2005 or 2006 fiscal year. To the extent Mr. Vesey accepted shares in lieu a portion of his salary for the 2006 fiscal year, please include in the salary column any amount of salary or bonus forgone at the election of a named executive officer under which stock, equity-based or other forms of non-cash compensation instead have been received by the named executive officer. The receipt of any such form of non-cash compensation instead of salary or bonus must be disclosed in a footnote added to the salary or bonus column and, where applicable, referring to the narrative disclosure to the Summary Compensation Table where the material terms of the stock, option or non-equity incentive plan award elected by the named executive officer are reported. In this regard, please elaborate upon your narrative discussion to explain how you arrived at the number of shares to be issued. See Instruction 2 to Item 402(b)(2)(iii) and (iv) of Regulation S-B.

Outstanding Equity Awards At December 31, 2006 Year-End, page 43

3. Please revise the caption to the last column in this table, column (j), to refer to Equity Incentive Plan Awards: Market or Payout (not Product) Value of Unearned Shares, Units or Other Rights That Have Not Vested.

4. Please disclose by footnote to the applicable column where the outstanding award is reported the vesting dates of options, shares of stock and equity incentive plan awards held at fiscal-year end. See Instruction 2 to Item 402(d)(2) of Regulation S-B.

2006 Employee Stock Option Plan, page 45

5. Please indicate in the fourth paragraph the dates options were granted to Messrs. Kundrat, Sullivan and Kiberia. We presume these options were granted at the March 2006 meeting you refer to earlier in this discussion.

*****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that the filing includes all information required under the Securities Act of 1933 and they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Anita Karu, Attorney-Advisor, at 202-551-3240, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Mark Alan Siegel, Esq.
       Fax: 954-835-2903